Exhibit 1

METHANEX CORPORATION

ANNUAL INFORMATION FORM

March 21, 2005

REFERENCE INFORMATION

      In this Annual Information Form (“AIF”), a reference to the “Company” refers to Methanex Corporation and a reference to “Methanex”, “we”, “us”, “our” and similar words refer to the Company and its subsidiaries or any one of them as the context requires and their respective interests in joint ventures and partnerships.

      The Company uses the US dollar as its reporting currency. Accordingly, unless otherwise indicated, all dollar amounts in this AIF are stated in US dollars.

      In this AIF, unless the context otherwise indicates, all references to “methanol” are to chemical-grade methanol.

      Approximate conversions of certain units of measurement used in this AIF into alternative units of measurement are as follows:

1 tonne	=	2,205 pounds or 1,000 kilograms
1 tonne of methanol	=	332.6 US gallons

      Historical price data and supply and demand statistics for methanol and certain other industry data contained in this AIF are derived by the Company from recognized industry reports regularly published by independent consulting and data compilation organizations in the methanol industry, including Chemical Market Associates Inc., DeWitt & Company Incorporated, Petrochemical Consultants International and SRI International, Tecnon (UK) Ltd. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein.

      Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association and is used under license by us.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

      Statements made in this document that are based on our current objectives, expectations, estimates and projections constitute forward-looking statements. These statements include forward-looking statements both with respect to us and the chemicals industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. Forward-looking statements are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. By their very nature, forward-looking statements involve assumptions, uncertainties and risks that may cause the stated outcome to differ materially from the actual outcome.

      Important factors that can cause stated outcomes to differ materially from actual outcomes include but are not limited to worldwide economic conditions; conditions in the methanol and other industries, including the supply of methanol; demand for methanol and its derivatives such as methyl tertiary butyl ether (“MTBE”); actions of competitors; changes in laws or regulations; the ability to implement business strategies, pursue business opportunities and maintain and enhance our competitive advantage; risks attendant with methanol production and marketing, including operational disruption; risks attendant with carrying out capital expenditure projects, including the ability to obtain financing and completing the projects on time and on budget; availability and price of natural gas feedstock; foreign exchange risks; raw material and other production costs; transportation costs; the ability to attract and retain qualified personnel; risks associated with investments and operations in multiple jurisdictions; and other risks discussed under “Risk Factors” which we may describe in publicly available documents filed from time to time with securities commissions.

      Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. We cannot guarantee that anticipated outcomes made in forward-looking statements will be realized and we do not undertake to update any forward-looking statements.

THE COMPANY

      Methanex Corporation was incorporated under the laws of Alberta on March 11, 1968 and was continued under the Canada Business Corporations Act on March 5, 1992. Its registered and head office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3M1 (telephone: 604-661-2600).

      The following chart includes the principal operating subsidiaries and partnerships of the Company as of December 31, 2004 and, for each subsidiary or partnership, its place of organization and the Company’s percentage of voting interests beneficially owned or over which control or direction is exercised. The chart also shows our principal production facilities and their locations.

(1)	The Chile facilities are comprised of three operating plants and a fourth plant which we are planning to start up at the end of the first quarter of 2005.

BUSINESS OF THE COMPANY

      We are the world’s largest producer and marketer of methanol. Methanol is a chemical produced primarily from natural gas and is typically used as a chemical feedstock in the manufacture of other products. Approximately 80% of all methanol is used in the production of formaldehyde, acetic acid and a variety of other chemicals that form the basis of a large number of chemical derivatives. These derivatives are used in the manufacture of a wide range of products including building materials, foams, resins and plastics. The remainder of methanol demand comes from the fuel sector, principally as a component in the production of MTBE, which is blended with gasoline as a source of octane and as an oxygenate to reduce the amount of tailpipe emissions from motor vehicles. Methanol is also being used on a small scale as a direct fuel for motor vehicles. Due to the diversity of the end-products in which methanol is used, methanol demand is influenced by a broad range of economic, industrial and environmental factors.

      We operate methanol production facilities located in Chile, Trinidad, New Zealand and Canada. In addition, we source additional methanol produced by others throughout the world in order to meet customer needs and support our marketing efforts. We sell methanol through an extensive global marketing and distribution system. This has enabled us to become the largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe as well as Latin America.

      As a result of our worldwide production, marketing and distribution capabilities, we believe we have a competitive advantage as a supplier of methanol to major chemical and petrochemical producers for whom quality of service and reliability of supply are important. We believe we benefit from this competitive advantage through greater stability and security of demand, resulting marketing and transportation synergies, and an improved customer mix.

      The following table shows certain financial and operating data for our operations:

	For the years ended December 31

	2004	2003	2002

	(Revenue in millions of US dollars;
	Production and Sales Volume in
	thousands of tonnes)
Revenue	$1,719	$1,420	$1,042
Methanol production	5,427	4,698	5,691
Methanol sales volume
Company-produced product	5,298	4,933	5,686
Purchased product(1)	1,960	1,392	809
Commission sales(2)	169	254	725

Total methanol sales volume	7,427	6,579	7,220

(1)	Purchased product in 2004 includes sales of product from the Lyondell and Terra facilities.

(2)	Commission sales include volumes marketed on a commission basis where the commission earned is included in revenue.

     Our operations consist of the production and sale of methanol, which constitutes a single operating segment.

DEVELOPMENT OF THE BUSINESS AND CORPORATE STRATEGY

      Since the early 1990s, we have expanded our global methanol production and marketing reach and have carried out a strategy designed to enable us to become a low cost producer and, we believe, a preferred supplier in the methanol industry. As a result of this strategy, we have developed a global presence in the methanol industry, allowing us to provide reliable, efficient and cost-effective delivery of methanol from geographically diverse locations to customers in the world’s methanol markets.

      Our primary objective is to create value by maintaining and enhancing our leadership in the production, marketing and delivery of methanol to our customers. The key elements of our strategy to achieve this objective are:

•	striving to reduce all aspects of our cost structure;

•	maintaining our world leadership in methanol marketing, logistics and sales; and

•	focusing on operational excellence in manufacturing and other key areas of our business including prudent financial management.

      Reducing Our Cost Structure. We believe that a low cost structure is critical to maintaining a strong competitive position. The most significant component of our cost structure is natural gas for feedstock. Accordingly, access to low cost natural gas is a critical success factor for our business. In the mid-1990s we began to reduce our operating exposure to the volatile North American natural gas market by shutting down higher cost plants in North America and constructing new facilities with long-term, low cost natural gas supply contracts. We started production at new plants in Chile in 1996 and 1999, representing approximately 2.1 million tonnes of capacity under long-term low cost natural gas contracts, and permanently shut down 1.7 million tonnes of higher cost methanol production in Canada and the US between 1997 and 2001. The 850,000 tonne per year Titan facility in Trinidad commenced production in 2000. Prior to May 2003, we had a 10% interest in Titan and marketed its entire production on a commission basis. We then acquired the remaining 90% interest in the Titan plant by exercising a fixed-price option. The acquisition of the entire interest in Titan allows us to realize the full margin on the sale of methanol produced from the facility. The Titan plant is underpinned by a long-term low cost natural gas supply contract and further strengthens our position as a low cost global producer of methanol.

      We continue to take steps to strengthen our position as a low cost global producer. Located next to the Titan plant is the new 1.7 million tonne per year Atlas methanol plant, a joint venture between BP and us. Atlas commenced operations in the third quarter of 2004. We have a 63.1% interest in Atlas and market 100% of its production. Atlas is underpinned by a long-term low cost natural gas supply contract. Titan and Atlas provide us with the benefits of a low cost hub and the ability to supply customers in North America and Europe on a duty-free basis.

      Initiatives such as these have reduced our North American production from 49% of total production in 1994 to less than 10% in 2004.

      We are currently constructing an 840,000 tonne per year expansion of our methanol production hub in Chile, which we are planning to start up at the end of the first quarter of 2005. This expansion is underpinned by a long-term low cost natural gas supply contract. Upon completion of the expansion, our production hub in Chile will have annual production capacity of 3.8 million tonnes. In addition to having long-term low cost natural gas supply contracts, this strategic location allows us to distribute methanol on a cost-effective basis to North America, Europe, Asia Pacific and Latin America.

      In July 2003, we entered into a transaction with Pacific Ammonia Inc., a subsidiary of Mitsui, to acquire its ammonia production assets which are located adjacent to our Kitimat methanol facility in Canada. As part of the transaction, we entered into an off-take agreement to supply Mitsui with 100% of the ammonia produced from the facility through to the end of 2005 without any cost or market risk to Methanex. This transaction gives us operating flexibility to shut down the Kitimat facilities if economic conditions warrant.

      Distribution costs from our plants to major markets are also a significant part of our cost structure. Over the last few years we have taken a number of steps to reduce these costs, in part by seeking to take advantage of our large production hubs. For example, we seek to use larger vessels where possible and to maximize the utilization of our shipping fleet in order to reduce costs. We also seek to take advantage of prevailing conditions in the shipping market by varying the type and length of term of our ocean shipping contracts. In 2000, we completed construction of a terminal in Korea that has allowed us to more efficiently and cost-effectively service our customer base in northeast Asia. We are currently expanding our Korean terminal and are investigating opportunities to increase our in-market terminal storage facilities, particularly in Asia, to further improve the efficiency and cost-effectiveness of servicing our customers. We also look for opportunities to enter into product exchanges to reduce duty and other distribution costs.

      We believe our production of methanol from large facilities with access to low cost natural gas and our initiatives in reducing our distribution costs have allowed us to be a low cost supplier in the markets we serve.

      Maintaining our world leadership in methanol marketing, logistics and sales. We sell methanol through an extensive global marketing and distribution system and this has enabled us to become the largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe, as well as Latin America.

      We have played a role in the consolidation of the methanol industry and have positioned ourselves as the supplier of choice for global chemical producers as they face the decision of producing or purchasing their methanol requirements. Over the past few years, we have permanently shut down 1.7 million tonnes of our own higher cost capacity in North America. Other producers have also shut down plants, allowing us to gain new customers. For example, in 2000 we entered into long-term arrangements with BP and Sterling Chemicals to supply BP’s methanol needs and exercised our option to idle Sterling’s 450,000 tonne per year methanol plant. In 2000, we also acquired ICI’s methanol assets located primarily in the United Kingdom, including a customer base and logistics infrastructure but excluding the 500,000 tonne per year methanol plant which ICI subsequently closed. In 2002, we entered into an exclusive agreement with Lyondell Chemical Company to supply its methanol feedstock requirements in North America and Europe commencing January 2003. We also acquired Lyondell’s methanol customer list and a number of contracts in North America effective January 2004 and obtained certain production rights to its 750,000 tonne per year methanol facility in Texas during 2004. In 2003, we acquired all of Terra Industries’ methanol customer contracts relating to its 700,000 tonne per year methanol facility located in Beaumont, Texas, together with certain production rights to that facility until the end of 2008. These assets provided valuable flexibility during 2004 while we were introducing production from the low cost Atlas facility to the market. With the start-up of Atlas in the third quarter of 2004 and the planned start-up of Chile IV in early 2005, we advised both Lyondell and Terra during the second half of 2004 that we would no longer require production from these facilities. The facilities were subsequently shut down.

      In 2002, we entered into an agreement to market export volumes from YPF/Repsol’s 400,000 tonne per year methanol plant in Argentina and have since extended this agreement until at least mid-2006. In 2003, we acquired Solvadis Chemag AG’s North American methanol marketing business, including its customer list and its contract to purchase approximately 250,000 tonnes per year of production from the Titan plant. We have also entered into a marketing off-take agreement for the output of Terra’s 100,000 tonne per year methanol plant located in Woodward, Oklahoma. This agreement is in place until at least the end of 2006.

      In 2003, the economically recoverable gas reserves from New Zealand’s Maui gas field were redetermined which meant we lost substantially all of our remaining contractual entitlements from the Maui field. In 2004, a settlement was reached in respect of the Maui gas contracts which provided us with access to further quantities of gas from the Maui field. This meant that our New Zealand facilities produced methanol at less than 40% of their operating capacity in 2003 and at about 45% of their operating capacity in 2004.

      In 2004, we idled our 1.9 million tonne per year Motunui facility in New Zealand and in December 2004 rationalized our New Zealand production to the 530,000 tonne per year Waitara Valley plant. We have sufficient natural gas contracted for 2005 to produce approximately 400,000 tonnes of methanol in New Zealand. We continue to seek other supplies of natural gas to supplement this production and to extend the life of our New Zealand operations. However, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms. We have positioned the New Zealand operations to be flexible and will continue to critically assess our operating plan there with consideration given to prevailing market conditions and our ability to generate positive cash margins.

      It is part of our strategy to maintain our strong market position in Asia Pacific and we are advancing plans to provide long-term, secure supply to the region. From 2001 to 2003 we were developing a methanol facility in Western Australia. However, high capital costs prevented the project from providing an acceptable return on investment and in 2003 we abandoned the project and wrote-off the related development costs. Due to the flexibility of our global supply chain, we are currently able to supply our Asia Pacific customers with methanol sourced from our plants in New Zealand, Chile and Kitimat. We are currently increasing our in-market storage facilities in Asia in order to cost-effectively transport methanol to this region from Chile. As well, we are actively investigating options for supplying the expanding Asia Pacific markets over the long term.

      We continue to pursue opportunities that allow us to maintain our market leadership. For example, during 2002 we initiated a process to establish a Methanex posted reference price in each major market. We have since made substantial progress implementing this pricing initiative in our customer contracts. We also have in place e-commerce platforms which provide for key customer connectivity in North America and Asia Pacific and on-line inventory management services in North America which serve to further integrate our distribution network with our customers.

      We believe that it is important to exhibit manufacturing and technological leadership and to play a role in developing new markets for methanol. To this end, we maintain active involvement with leading technology vendors to our industry and have made selected investments in technological innovations. With respect to new markets for methanol, we have, among other things, investigated the potential for methanol to be used as a fuel in biodiesel applications and fuel cells and for wastewater denitrification.

      Focusing on operational excellence in manufacturing and other key areas of our business. We believe that methanol consumers view reliability of supply as critical to the success of their businesses. In order to differentiate ourselves from our competitors, we strive to be a premier operator in all aspects of our business. Our goal is to build new and efficient plants on time and deliver product to our customers reliably and cost-effectively. Through our Responsible Care program we believe we have achieved an excellent overall environmental and safety record at all of our facilities. This reduces the likelihood of unscheduled shutdowns and lost-time incidents. Our focus on operational excellence includes both excellence in our manufacturing process and in the leadership of our human resources. By maintaining and improving our plant operating reliability, we believe we have become a preferred supplier of methanol globally.

      Our focus on operating excellence includes excellence in the management of our finances. We operate in a highly competitive cyclical industry. Accordingly, we believe it is important to maintain financial flexibility throughout the methanol price cycle and we have deliberately adopted a prudent approach to financial management. We have established a disciplined approach to capital spending and have set minimum target return criteria for methanol capacity additions and other investments. We are focused on financial discipline and shareholder value creation.

METHANOL INDUSTRY INFORMATION

General

      Methanol (chemical formula CH3OH and also known as methyl alcohol) is a clear colourless liquid that is typically used as a chemical feedstock in the manufacture of other products.

      Approximately 80% of all methanol is used in the production of formaldehyde, acetic acid and a variety of other chemicals that form the foundation of a large number of chemical derivatives. These derivatives are used in the manufacture of a wide range of products including plywood, particleboard, foams, resins and plastics. The remainder of methanol demand is in the fuel sector, principally as a component in the production of MTBE which is blended with gasoline as a source of octane(1) and as an oxygenate(2)

to reduce the amount of harmful exhaust emissions from motor vehicles. Methanol is also being used on a small scale as a direct fuel.

      Methanol is a typical commodity chemical and the methanol industry is characterized by cycles of oversupply resulting in lower prices and idling of capacity, followed by periods of shortage and rising prices as demand catches up and exceeds supply until increased prices lead to new plant investment or the re-start of idled capacity. In addition, the expanding number of different uses for methanol and its derivatives over the last several years has resulted in the methanol market becoming more complex and subject to increasingly diverse influences.

Demand Factors

      Reflecting the diversity of its uses, methanol demand is influenced by a wide range of economic, industrial, environmental and other factors. The use of methanol to make chemical derivatives accounts for about 80% of world methanol demand. Because of the importance and relative stability of chemical derivative demand, methanol traditionally had been considered to be a mature commodity. The remainder of world methanol demand comes largely from its use as a feedstock for MTBE. We believe it is likely that over time the global demand for methanol for MTBE will be reduced. As we enter 2005, we are experiencing a continuation of the trend towards improving global economic conditions and stronger demand for methanol. We believe that global chemical derivative demand growth for methanol will more than offset the expected loss of demand for methanol to produce MTBE.

      Chemical Derivative Demand. Methanol makes up approximately 45% of formaldehyde by weight. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used as wood adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.

      Methanol makes up approximately 55% of acetic acid by weight. Acetic acid is a chemical intermediate used principally in the production of vinyl acetate monomer (“VAM”), acetic anhydride, purified terephthalic acid and acetate solvents, which are used in a wide variety of products including adhesives, paper, paints, plastics, resins, solvents, pharmaceuticals and textiles. The acetic acid industry has been benefiting from increasing demand for water-based solvents produced with VAM for use in paints and adhesives due to environmental concerns associated with emissions of volatile organic compounds from other types of solvents.

      As a basic chemical building block, methanol is also used in the manufacture of methylamines, methyl methacrylate and a diverse range of other chemical products which in turn are ultimately used to make such products as adhesives, coatings, plastics, film, textiles, paint, solvent, paint remover, polyester resins and fibres, explosives, herbicides, pesticides and poultry feed additives. Other end-uses include silicone products and as a substitute for chlorofluorocarbons in aerosol products. Methanol is also used as a de-icer and windshield washer fluid for automobiles and as an antifreeze for pipeline dehydration.

      Reflecting the diversity of methanol’s end-use products, changes in chemical derivative demand are generally influenced by levels of global industrial production and changes in economic conditions. The use of derivatives of formaldehyde, acetic acid and other products in the building industry means that building and construction cycles and the level of wood production, housing starts, refurbishments and consumer spending are important factors in determining the level of chemical derivative demand. Demand is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development in the panelboard and plastic packaging industries. Historically, chemical derivative demand for methanol has been relatively insensitive to changes in methanol prices. We believe this demand inelasticity is due to the fact that there are few cost-effective substitutes for methanol-based chemical derivative products and because methanol costs typically account for only a small portion of the value of many of the end-products.

      MTBE and Fuel Demand. Methanol makes up approximately 36% of MTBE by weight. Methanol for the production of MTBE represents approximately 20% of global methanol demand. MTBE is used primarily as a source

(1)	“Octane” is used in broad terms to denote the “octane number” specification commonly associated with gasoline.

(2)	An “oxygenate” contains oxygen and improves the combustion of gasoline in engines, thus reducing emissions.

of octane and as an oxygenate for gasoline. During the 1990s, environmental concerns and legislation in the US resulted in increased demand for MTBE as an oxygenate in gasoline in order to reduce automobile tailpipe emissions.

      In the US, however, concerns have been raised regarding the use of MTBE in gasoline. Gasoline containing MTBE has leaked into groundwater in the US principally from underground gasoline storage tanks and has been discharged directly into drinking water reservoirs from recreational watercraft. MTBE is more easily detectable in water than other gasoline components. The presence of MTBE in some water supplies has led to public concern about MTBE’s potential to contaminate drinking water supplies. Several states in the US including California, New York and Connecticut have banned the use of MTBE as a gasoline component as of January 1, 2004. However, MTBE is still in use in numerous states. At the US federal government level, there have been proposals to phase out or curtail MTBE use over a period of several years; however, to date, no legislation has become law.

      Limiting or eliminating the use of MTBE in gasoline in the US has reduced demand for MTBE and methanol in the US and negatively impacted the viability of MTBE and methanol plants in the US. We estimate that in 2005, the demand for methanol for MTBE consumption in the US will be approximately 2.1 million tonnes representing about 6% of estimated total global methanol demand.

      The European Union issued a final risk assessment report on MTBE in 2002 that did not recommend a ban of MTBE though several risk reduction measures relating to storage and handling of MTBE-containing fuel were recommended. However, governmental efforts in some European Union countries to promote bio-fuels and alternative fuels through legislation and tax policy is putting competitive pressures on the use of MTBE in gasoline. In 2004, several European MTBE production facilities commenced producing ethyl tertiary butyl ether (ETBE) to take advantage of such tax incentives to produce bio-fuels.

      Elsewhere in the world, MTBE continues to be used as a source of octane, but with growing usage for its clean air benefits. We believe that there is potential for continuing growth in MTBE use outside the US and Europe. Our belief is based on actions being taken around the world to reduce lead, benzene and other aromatics content in gasoline and to improve the emissions performance of vehicles generally. A number of Asian countries including Taiwan, Korea and China have adopted European specifications for gasoline formulations. This is expected to lead to increased consumption of MTBE in these markets.

      Over the longer term, methanol has potential to power fuel cells, an alternative means of generating electrical energy in an environmentally friendly manner that does not use traditional combustion. Additionally, methanol is already used to remove harmful nitrates from wastewater. We are working to promote methanol where there is long-term methanol growth potential.

Supply Factors

      While a significant amount of new methanol capacity has come on stream over the past few years, a large number of higher cost North American and European producers shut down plants that remain shut down. In addition, the industry has consistently operated significantly below stated capacity, even in periods of high methanol prices, due primarily to shutdowns for planned and unplanned repairs and maintenance.

      Newer methanol plants are generally constructed in remote coastal locations with access to low cost natural gas, although this advantage is sometimes offset by higher distribution costs due to their distance to major markets. There is typically a span of two-and-a-half to four years to plan and construct a new methanol plant. The only new large scale capacity to start production in 2002 was a 400,000 tonne per year facility in Argentina owned by YPF/ Repsol. We entered into a contract to market all export volume from this plant and in 2003 this agreement was extended until at least mid-2006. No new large scale capacity was introduced into the marketplace in 2003.

      In 2004, our 1.7 million tonne per year Atlas project successfully commenced operation. The 1 million tonne NPC 3 methanol facility in Iran also began production in mid-2004 and a 1 million tonne methanol facility in Saudi Arabia started up in late 2004. In addition, a number of smaller-scale plants were added in China representing up to 2 million tonnes of annual capacity.

      In addition to our own 840,000 tonne per year Chile IV facility, which we are planning to start up at the end of the first quarter of 2005, we believe that the only other large scale methanol capacity expected to commence production in 2005 is the 1.8 million tonne M5 facility in Trinidad. The 1.7 million tonne NPC 4 facility in Iran is expected to be completed in 2006.

      There are also higher cost small-scale methanol capacity additions expected in China and we estimate that net capacity additions in China to the end of 2006 could be in the range of 2 to 3 million tonnes. Historically, methanol plants in China have operated at significantly lower rates than the industry average.

      Additional methanol supply can potentially become available by re-starting methanol plants whose production has been idled, by carrying out major expansions of existing plants and by debottlenecking existing plants to increase their production capacity.

      Typical of most cyclical commodity chemicals, extended periods of relatively high methanol prices encourage construction of new plants and major expansion projects, leading to the possibility of an oversupply in the market. With over 20% of global methanol market share, we intend to maintain and enhance our strong competitive position in the methanol industry and we continue to look at opportunities to underpin our sales volumes with low cost methanol production capacity.

Methanol Prices

      Methanol is an internationally traded commodity. Methanol prices have historically been volatile and have been sensitive to overall production capacity relative to demand, the price of natural gas feedstock and general economic conditions. In addition, the price of natural gas in North America impacts the cash production cost of North American methanol producers. Historically, this cost affects the minimum expected methanol selling price in North America.

      The following chart shows methanol contract prices (in US dollars per tonne) in the world’s major methanol markets:

Source: Chemical Market Associates Inc.

     Methanol prices in the United States, Europe and Asia Pacific have largely tracked each other, though often with leads or lags. In times when prices in different markets diverge, product from offshore suppliers moves into the higher priced market, bringing the prices in different markets back into alignment.

      The majority of methanol sold globally is priced with reference to published regional contract prices to which discounts may be applied. Spot market transactions, though limited in nature and representing a relatively small portion of the total volume that is transacted, also occur.

      In early 2002, we launched a methanol pricing initiative to bring greater transparency and stability to methanol market pricing. This initiative has been successful and the majority of our customer contracts now use Methanex posted regional prices as a basis for pricing. Discounts may apply to these posted prices. These posted prices are reviewed and revised from time to time based on industry fundamentals and market conditions.

PRODUCTION

Production Processes

      The methanol manufacturing process typically involves heating natural gas, mixing it with steam and passing it over a nickel catalyst where the mixture is converted into carbon monoxide, carbon dioxide and hydrogen. This reformed gas (also known as synthesis gas or syngas) is then cooled, compressed and passed over a copper-zinc catalyst to produce crude methanol. Crude methanol consists of approximately 80% methanol and 20% water by weight. To produce chemical-grade methanol, crude methanol is distilled to remove water, higher alcohols and other impurities.

Operating Data and Other Information

      We endeavour to operate our production facilities around the world in an optimal manner in order to lower our overall delivered cost of methanol. Scheduled shutdowns of plants every three or more years are necessary to change catalysts or perform maintenance activities which cannot otherwise be completed with the plant operating (a process commonly known as a turnaround) and these shutdowns typically take between three and four weeks. Catalysts generally need to be changed every four years, although there is flexibility to extend catalyst life if market conditions warrant, at the expense of some production efficiency or capacity. Careful planning and scheduling is required to ensure that maintenance and repairs can be carried out during turnarounds. In addition, both scheduled and unscheduled shutdowns may also occur between turnarounds. We prepare a comprehensive eight-year turnaround plan that is updated annually for all of our production facilities.

      The following table sets forth certain operating data and other information for our methanol operations at each of our existing facilities:

		Operating	2004	2003
	Year Built	Capacity (1)	Production	Production

		(tonnes/year)	(tonnes)	(tonnes)
Punta Arenas, Chile
Chile I	1988	925,000	808,751	774,789
Chile II	1996	1,010,000	931,242	983,159
Chile III	1999	1,065,000	951,967	945,996
Trinidad
Titan (2)	2000	850,000	739,699	576,864
Atlas (3)	2004	1,073,000	421,312	—
Waitara Valley, New Zealand	1983	530,000	498,103	148,825
Motunui, New Zealand (4)	(4)	1,900,000	589,706	818,890
Kitimat, Canada	1982	500,000	486,320	449,119

Total		7,853,000	5,427,100	4,697,642

(1)	Actual operating rates can vary.

(2)	100% of the Titan plant was acquired effective May 1, 2003 and the table indicates 2003 production from that date. Titan’s total annual production in 2003 was 870,186 tonnes.

(3)	The Atlas plant commenced production in July 2004. Atlas is a joint venture between Methanex (63.1%) and BP (36.9%). The Operating Capacity and 2004 production are Methanex’s proportionate share. The Atlas plant’s total production in 2004 was 667,689 tonnes.

(4)	The facilities at Motunui, New Zealand were constructed between 1985 and 1995. Motunui 1 was shut down in April 2004 and Motunui 2 was shut down in November 2004.

MARKETING

      We sell methanol on a worldwide basis to every major market through an extensive marketing and distribution system with marketing offices in North America (Dallas and Vancouver), Europe (Brussels and Billingham, England), Asia Pacific (Auckland, Shanghai, Tokyo and Seoul) and Latin America (Santiago, Chile).

      Our methanol marketing strategy is based on three principles: develop and maintain a strong customer base in the methanol markets of North America, Europe, Asia Pacific and Latin America as well as in other markets that are strategically located in relation to our production facilities; form direct customer relationships rather than sell to methanol traders; and secure and maintain long-term sales contracts with major end-users.

      We believe our ability to sell methanol from our geographically dispersed, multiple production sites enhances our ability to secure major chemical and petrochemical producers as customers for whom reliability of supply and quality of service are important. Our network of marketing offices, together with our storage and terminal facilities and worldwide shipping operations, also allow us to provide larger customers with multinational sourcing of product and other customized arrangements. As a result of our worldwide production, marketing and distribution capabilities, we believe we are a preferred supplier in the methanol industry and the largest supplier to each of the major international methanol markets.

      We augment our marketing operations by identifying surplus product from other producers and buying in the US and European methanol spot markets. This enables us to service a portion of the contract and spot requirements of our customers when the economics are favourable. We continually evaluate our ability to cost-effectively serve markets from our facilities and we maintain internal flexibility to quickly decide whether to produce or buy methanol. Methanol that is purchased outside of contracted off-take arrangements also provides us the opportunity to build our sales base prior to bringing on our own new capacity.

      We engage in additional merchant methanol marketing through the purchase of methanol produced by others. We have an agreement in place until at least mid-2006 to market the export volumes from the 400,000 tonne per year YPF/Repsol facility located in Argentina. We also market the output of Terra’s 100,000 tonne per year methanol plant located in Woodward, Oklahoma under an agreement in place until at least the end of 2006. In addition, we source additional methanol through purchases made in Europe, Asia and North America. During 2004, we purchased almost 2 million tonnes of methanol from third parties which we used to meet contractual sales commitments and support our marketing efforts, approximately 600,000 of which was purchased on the spot market and the remainder through our strategic commercial agreements with Terra, Lyondell and YPF/Repsol.

      Currently, about 90% of our sales are covered by long-term or rolling one-year sales contracts. Sales contracts generally specify a minimum and maximum volume and may include a “meet or release” clause that enables the customer to temporarily suspend the contract if another supplier of methanol offers a more favourable price. Pricing formulas under these contracts are generally determined on the basis of posted contract or other market prices at the time of shipment. In order to reduce the impact of cyclical pricing on our earnings we have strategically positioned ourselves with certain global customers under long-term contracts where prices are either fixed or linked to our costs plus a margin. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these contracts are a component of our prudent approach to liquidity.

      Trade in methanol is subject to duty in a number of jurisdictions. See “Foreign Operations and Government Regulation” on page 14 for more information.

DISTRIBUTION AND LOGISTICS

      The cost of methanol distribution represents a significant portion of our total costs and is important to our overall profitability. Our facility in Chile currently supplies customers primarily in Asia Pacific, Europe and Latin America. The Atlas and Titan plants in Trinidad supply customers primarily in the US and Europe. Our New Zealand plant supplies customers in Asia Pacific. Our Kitimat plant supplies customers in Asia Pacific, the US and Western Canada.

      Methanol is pumped from our coastal plants by pipeline to adjacent deepwater ports for shipping. We manage a fleet of vessels to ship this methanol. In order to retain optimal flexibility in the management of the fleet, we have entered into short-term and long-term time charters covering vessels with a range of capacities. We also ship methanol under contracts of affreightment and through spot arrangements. We use larger vessels as key elements in our supply chain to move product from our production facilities to storage facilities located in major ports. We use smaller vessels capable of entering into restricted ports to deliver directly to customers. We also lease or own storage and terminal facilities in the US, Canada, Europe and Asia. In North America and Europe we use barge, rail and, to a lesser extent, truck transport in our delivery system.

NATURAL GAS SUPPLY

General

      Natural gas is the principal feedstock for methanol and accounts for a significant portion of its total production costs. Accordingly, our profitability depends in large part on both the security of supply and the price of natural gas. Part of our long-term strategy has been to secure continuity of gas supply at favourable prices through a combination of long-term contracts and activity in the open market. Since we are able to deliver methanol to our customers from a number of production facilities located throughout the world, dependency on any one source of gas as well as the impact of gas market conditions in any one production region is diminished.

      If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms, we could be forced to curtail production or close such plants.

Chile

      About 57% of the natural gas for our Chilean facilities is currently sourced from suppliers in Argentina that are affiliates of major international oil and gas companies. The Chile IV natural gas purchase arrangements will increase the sourcing of natural gas from Argentina for our Chilean facilities to approximately 62%. The remainder is supplied by ENAP (Empresa Nacional del Petroleo de Chile), a Chilean state-owned company, from gas reserves in Chile.

      Argentina has been experiencing an energy crisis brought about primarily as a result of price regulation of domestic natural gas and a dramatic devaluation of the Argentine peso against the United States dollar. Natural gas prices have been held at extremely low levels and this has led to increased demand and lower amounts of natural gas supplying the domestic market. As a consequence, in early 2004 the Argentine Government suspended issuing any new natural gas export permits and exports of natural gas from Argentina to Chile and other surrounding countries were reduced. Our operations had been largely isolated from this issue due to the location of our plants in the southernmost region of Chile and the limited pipeline transportation capacity to the population centres in northern Argentina.

      During May to August 2004, however, we suffered curtailments of natural gas amounting to about 50,000 tonnes of lost methanol production due to peak winter demand in southern Argentina. We have not suffered any curtailments since early August 2004. Domestic natural gas prices are being increased and additional investment in infrastructure is being made by gas suppliers within Argentina that should increase the supply of natural gas for domestic consumption. Our Argentine gas suppliers have confirmed increases of 6.1 million cubic metres per day in natural gas deliverability in southern Argentina over 2005 and 2006. One of our major suppliers is investing in infrastructure to supply our Chile IV expansion. This development alone will lead to an additional four million cubic metres per day of natural gas deliverability. This compares to the incremental requirements from Argentina for the Chile IV expansion of 1.7 million cubic metres per day. A planned 2.9 million cubic metre per day expansion of the pipeline that transports natural gas from southern to the more northern populated areas of Argentina is also expected to be completed in the third quarter of 2005. The expected increase in natural gas deliverability over the next two years is greater than the incremental demand requirements for Chile IV and the increased transportation capacity. Consequently, we believe any gas curtailments to us in 2005 and 2006 should be less than the curtailments we experienced in 2004. We are working with our natural gas suppliers and senior government officials in Chile and Argentina, and we continue to monitor this issue closely. There can be no assurance, however, that natural gas supply to our Chilean facilities will not be impacted in the future.

      Natural gas for the Chile I, II, III and IV plants is supplied under arrangements terminating between 2025 and 2029. Natural gas export permits, valid until 2025, are in place for the gas being supplied from Argentina for the Chile I and IV plants. Natural gas for the Chile II and III plants are supplied under contracts terminating in 2017 and 2019 and natural gas export permits, valid until those dates, are in place for gas being supplied from Argentina for those plants. Ten year extensions of these contracts until 2027 and 2029 have been agreed. We do not have natural gas export permits in respect of the gas to be sourced from Argentina under these extensions. Such permits are customarily only granted a few years prior to the contractual agreement becoming effective.

      The purchase price of natural gas for our Chilean facilities is based on a minimum US dollar price adjusted by a formula related to methanol market prices. The adjustment is related to methanol prices on a twelve-month weighted average trailing basis for each plant except Chile I where the adjustment is related to average methanol prices during each calendar quarter. The minimum US dollar price increases annually under the Chile IV contract and, commencing in 2009, will increase under the Chile I contract. Under the terms of the contracts, the sellers are obligated to supply, and we are obligated to take or pay for, a specified annual quantity of natural gas. We also have an option to purchase up to an additional specified amount each year.

Trinidad

      Natural gas for the Titan and Atlas facilities is sourced from the major gas fields that are located off the east and southeast coasts of Trinidad. These fields are operated by major international oil and gas companies. The National Gas Company of Trinidad (“NGC”) transports the gas by pipeline to a processing facility located near the Titan and Atlas facilities and from there it is distributed and sold under individual contracts to industrial consumers.

      Natural gas is supplied to the Titan and Atlas facilities under contracts with NGC which purchases the gas from gas producers under back-to-back purchase arrangements. Titan’s contract with NGC expires in 2014. The price paid by Titan is based on a fixed escalation of a minimum US dollar price which is adjusted by a formula that takes into account the methanol market price. Under the contract, NGC is obligated to supply, and we are obligated to take or pay for, a specified annual quantity of natural gas. Gas paid for but not taken by Titan in any year may be received in subsequent years. Atlas’ contract with NGC expires in 2024 and the price formula and take-or-pay obligations are similar to those in the Titan contract.

New Zealand

      Prior to 2003, the natural gas for our New Zealand facilities was sourced primarily from the Maui field under contracts with the New Zealand Government and the owners of the Maui field. As a result of the redetermination of the gas reserves of the Maui field in 2003 we lost substantially all of our remaining contractual natural gas entitlements from the Maui field. However, in 2004, a settlement was reached in respect of the Maui gas contracts which provided us with access to further quantities of gas from the Maui field. This additional Maui gas, together with supplies from the McKee and Mangahewa fields, allowed us to produce about 1.1 million tonnes of methanol in 2004, representing about 45% of total plant capacity.

      The reduction in gas entitlements forced the shut down of the Motunui site at the end of November 2004. The Motunui site represents 1.9 million tonnes of our total New Zealand operating capacity of 2.4 million tonnes. The viability of restarting the Motunui site will be assessed based on sufficient quantities of natural gas becoming available on commercially acceptable terms and the capital costs associated with bringing the facility back into operation.

      We are presently operating the 530,000 tonne per year Waitara Valley plant at full capacity. We have sufficient natural gas contracted for 2005 to produce about 400,000 tonnes of methanol from this plant. We continue to seek other supplies of natural gas to supplement this production and to extend the life of the New Zealand plants. However, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms.

Canada

      We source natural gas for our Kitimat plant from the gas fields of northeastern British Columbia, part of the Western Canadian Sedimentary Basin. Substantial volumes of gas are available in this region, a situation that is expected to continue for the foreseeable future. Gas for the Kitimat plant is purchased directly from producers or other marketers under firm, short-term, fixed and index-priced contracts. British Columbia gas prices are set in an open competitive market and, therefore, prices can fluctuate widely.

      Natural gas purchased for the Kitimat plant is transported through pipeline transmission systems operated by Duke Gas Transmission (“Duke”) and Pacific Northern Gas (“PNG”). PNG and Duke are each regulated public utilities whose tolls, rates and tariffs for processing and transporting gas are approved and set by independent government agencies through a public process. In 2002, we entered into a transportation service agreement with PNG which establishes a fixed, take-or-pay rate for firm transportation service for the term of the agreement. The agreement expires in October 2009 but we may terminate it on six months’ notice and payment of a buy-out amount on the effective date of the termination. The buy-out payment is $25 million as at November 1, 2005 and reduces monthly to $14 million as at November 1, 2007; thereafter the buy-out payment reduces by $583,333 each month.

FOREIGN OPERATIONS AND GOVERNMENT REGULATION

General

      Our operations in Canada, the US, Chile, Trinidad, New Zealand, Europe and elsewhere are affected by political developments and by federal, provincial, state and other local laws and regulations. To date, we have been able to substantially comply in all material respects with governmental requirements without incurring significant costs.

      We are subject to risks inherent in foreign operations, including loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection, acts of terrorism and other political risks; risks of increases in duties, taxes and governmental royalties and renegotiation of contracts with governmental entities; as well as changes in laws and policies governing operations of foreign-based companies.

      In addition, because the Company derives a substantial portion of its revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to the Company may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding tax), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are correct, there can be no assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

      Trade in methanol is subject to duty in a number of jurisdictions. For instance, methanol sold in China from any of our producing regions is subject to a duty of 5.5%. Methanol from Chile which is sold in Japan and Korea, the other major markets in Asia Pacific, is not subject to duty. Recent free trade agreements now provide for methanol from Chile to be sold duty-free into North America and the European Union. Methanol from Trinidad may also be sold duty-free into North America and the European Union. Currently, the costs we incur in respect of duties is not significant. However, there can be no assurance that we will in the future be able to mitigate the costs of such duties if they are levied through techniques such as physical swaps of methanol which we have used to minimize the impact of duties in the past.

Chile

      Our wholly owned subsidiary, Methanex Chile Limited (“Methanex Chile”), owns the Chile I, II and III plants and is currently constructing the Chile IV plant. Chilean foreign investment regulations provide certain benefits and guarantees to companies that enter into a foreign investment contract (“DL 600 Contract”) with the State of Chile. Methanex Chile has entered into four DL 600 Contracts, substantially identical in all matters material for Methanex Chile, one for each of the three existing plants and one for Chile IV.

      Under the DL 600 Contracts, Methanex Chile is authorized to remit from Chile in US dollars or any other freely convertible currency all or part of its profits and, after one year, its equity. Methanex Chile also has the right under the DL 600 Contracts to pay income taxes at a fixed rate of 42% for twenty years. Alternatively, Methanex Chile can make an irrevocable election to pay income tax at the general applicable rates, currently 35%. As of December 31, 2004, Methanex Chile has not made this election.

      The DL 600 Contracts provide that they cannot be amended or terminated except by written agreement of Methanex Chile.

Trinidad

      Under the Fiscal Incentives Act of Trinidad, our subsidiary that owns the Titan plant has been declared an approved enterprise in respect of the manufacture of methanol and has been granted total relief from Trinidadian corporation income tax, customs duties and income tax on dividends or other distributions, other than interest, out of profits or gains derived from the manufacture of methanol until June 2005.

      Similarly, our subsidiary that owns the Atlas plant has been declared an approved enterprise and has been granted, for a ten year period, total relief from corporation income tax for the first two years of operation, then at a rate of 15% for the following five years and a rate of 20% for the following three years. Atlas also has total relief from income tax on dividends or other distributions, other than interest, out of profits or gains derived from the manufacture of methanol and has been granted import duty concessions on building materials and machinery and equipment imported into Trinidad and used in connection with the facility.

      The applicable corporation income tax rate without tax relief is currently 35%. There are no exchange control restrictions relating to the movement of funds into or out of Trinidad.

New Zealand

      New Zealand enacted legislation in 1986 to safeguard claims by Maori tribes (the indigenous people of New Zealand) against lands previously owned by state-owned enterprises and subsequently privatized. The land on which certain parts of the infrastructure for the Waitara Valley and Motunui plants are located (for example, a tank farm and various pipelines and pipeline valve and mixing stations) are subject to this legislation. There is a possibility that the tribunal that deals with Maori land claims could recommend the return of such land to Maori ownership. The New Zealand Government would be required to comply with such a recommendation, subject to payment of compensation to the affected owner. We believe that, subject to receiving adequate compensation, such a forced divestment would not likely have a material adverse effect on our operations or financial condition. The land upon which the Waitara Valley and Motunui plants are located and the surrounding buffer zones of farmland owned by us are not subject to such forced divestment procedures.

      We are not subject to any exchange control or other governmental restrictions relating to the movement of money into or out of New Zealand.

ENVIRONMENTAL AND SOCIAL MATTERS

      Canada, the US, Chile, Trinidad, New Zealand and other countries in which we produce, store or transport methanol all have laws governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws governing the import, export, use, discharge, storage, disposal and transportation of hazardous substances. The substances we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.

      As a result of periodic external and internal audits, we believe that we are currently in substantial compliance in all material respects with all existing environmental, health and safety laws and regulations to which our operations are subject. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, or for our own acts that complied with law at the time such acts were performed. To date, environmental laws and regulations have not had a material adverse effect on us. However, the ongoing operations of petrochemical manufacturing plants entail risks in this area and there can be no assurance that material costs or liabilities will not be incurred.

      The Company has accrued $27 million for asset retirement obligations for those sites where a reasonably definitive estimate of the fair value of the obligation can be made. Cash expenditures applied against the asset retirement obligations accrual in 2004 were $0.5 million (2003 — $0.9 million). Because of uncertainties in estimating costs and the timing of expenditures related to the currently identified sites, actual asset retirement obligations could differ from the amounts estimated.

Responsible Care

      As a member of the Canadian Chemical Producers’ Association in Canada (“CCPA”), the American Chemistry Council in the US, ASIQUIM (Asociacion Gremial de Industriales Quimicos de Chile) in Chile and the Chemical Industry Council in New Zealand, we are committed to the ethics and principles of Responsible Care. Responsible Care is the umbrella under which we manage issues related to health, safety, environment, community involvement, security and emergency preparedness at each of our facilities and locations. Accordingly, we have established policies, systems and procedures to promote and encourage the responsible development, introduction, manufacture, transportation, storage, handling, distribution, use and ultimate disposal of chemicals and chemical products so as to minimize adverse effects on human health and well-being, the environment and the communities in which we operate. Responsible Care also guides decision-making related to our corporate development objectives.

      The application of Responsible Care at Methanex begins with our Board of Directors, where we have a Responsible Care Committee, and extends throughout our organization. Responsible Care is implemented through management systems that are documented through written policies and procedures. Management system effectiveness is measured using an audit process that we apply to all of our business operations. This process is designed to ensure ongoing compliance, identify opportunities for improvement and provide for the sharing of company best practices. These audits often include third-party observers.

      We believe that Responsible Care helps us achieve strong financial performance, effective and innovative minimization of environmental impacts and improved quality of life in society, particularly in communities where our employees reside.

      Some of the countries in which we operate have different standards than those applied in North America. Our policy is to adopt the more stringent of either Responsible Care practices or local regulatory or association requirements at all of our facilities.

INSURANCE

      The majority of our revenues are derived from the sale of methanol produced at our plants. Our business is subject to the normal hazards of methanol production operations that could result in damage to our plants. Under certain conditions, prolonged shutdowns of plants due to unforeseen equipment breakdowns, interruptions in the supply of natural gas or oxygen, power failures, loss of port facilities or any other event, including any event of force majeure, could materially adversely affect our revenues and operating income. We maintain insurance, including business interruption insurance, that we consider to be adequate under the circumstances. However, there can be no assurance that we will not incur losses beyond the limits or outside the coverage of such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have been very expensive or, in some cases, unavailable. There can be no assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

COMPETITION

      The methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions primarily on price and reliability of supply. The relative cost and availability of natural gas and the efficiency of production facilities are also important competitive factors. Some of our competitors are not dependent for revenues on a single product and some have greater financial resources than we do. Our competitors include state-owned enterprises. Because of our ability to service our customers globally, the reliability and cost-effectiveness of our distribution system and the enhanced service we provide our customers, we believe we are well positioned to compete in each of the major international methanol markets.

EMPLOYEES

      As of December 31, 2004, we had 824 employees.

RISK FACTORS

      The following are certain risk factors relating to our business. Any of the following risks, as well as risks and uncertainties currently not known to us, could materially adversely affect our business, financial conditions or results of operations. Certain statements under this caption constitute forward-looking statements. See “Caution Regarding Forward-Looking Statements” on page 3.

The methanol industry is subject to commodity price volatility

      The methanol business is a highly competitive commodity industry and prices are affected by supply/ demand fundamentals. Methanol prices have historically been, and are expected to continue to be, characterized by significant volatility. New methanol plants are expected to be built and this will increase overall production capacity. Additional methanol supply can also become available in the future by restarting idle methanol plants, carrying out major expansions of existing plants or debottlenecking existing plants to increase their production capacity. Historically, higher cost plants have shutdown or been idled when methanol prices are low but there can be no assurance that this trend will occur in the future. Demand for methanol is in large part dependent upon levels of industrial production and changes in general economic conditions. Changes in environmental, health and safety requirements could also lead to a decrease in methanol demand.

      We are not able to predict future methanol supply/ demand balances, market conditions or prices, all of which are affected by numerous factors beyond our control. As a result, we cannot provide assurance that demand for methanol will increase at all, or sufficiently to absorb additional production, or that the price of methanol will not decline. Since methanol is the only product we produce and market, a decline in the price of methanol would have an adverse effect on our results of operations and financial condition.

The future demand for methanol in the production of certain derivatives is uncertain

MTBE

      Methanol for the production of MTBE used in the US represents approximately 6% of global methanol demand. Concerns have been raised in the US regarding the use of MTBE in gasoline. Gasoline containing MTBE has leaked into groundwater in the US, principally from underground gasoline storage tanks, and has been discharged directly into drinking water reservoirs from recreational watercraft. The presence of MTBE in some water supplies has led to public concern about MTBE’s potential to contaminate drinking water supplies. Several states in the US including California, New York and Connecticut have banned the use of MTBE as a gasoline component. At the US federal government level, there have been proposals to phase out or curtail MTBE use; however, to date, no legislation has become law. Please refer to pages 8 and 9 for more information about MTBE. We believe that legislative actions will reduce, or possibly eliminate, the demand for methanol for MTBE in the US, which could have an adverse effect on our results of operations and financial condition.

Formaldehyde

      Approximately 38% of global methanol demand is used in the production of formaldehyde. In 2004, the International Agency for Research on Cancer (“IARC”) upgraded formaldehyde to a Group 1 “known” human carcinogen. It was previously classified as a Group 2 “probable” human carcinogen. In 2004, the US Environmental Protection Agency (“EPA”) also began the process of preparing an internal study on the reclassification of formaldehyde. The EPA is awaiting findings from an updated National Cancer Institute (“NCI”) study before finalizing its review of formaldehyde. We are unable to determine at this time what the outcome of the NCI study will be, whether the EPA will reclassify formaldehyde or what the possible effect of a reclassification may mean for future methanol demand.

We are vulnerable to reductions in the availability of supply and fluctuations in the cost of natural gas.

      Natural gas is the principal feedstock for methanol and accounts for a significant portion of our cost of sales and operating expenses. Accordingly, our results from operations depend in large part on the availability and security of supply and the price of natural gas. If we are unable to obtain continued access to sufficient natural gas for any of our plants on commercially acceptable terms or if we experience significant interruptions in the supply of contracted natural gas, we could be forced to reduce production or close plants which would have a material adverse effect on our results of operations and financial condition.

      In 2004, our facilities in Chile were impacted by curtailments of contracted natural gas supply from Argentina that resulted in the loss of approximately 50,000 tonnes of production. Please refer to page 13 for more information about this situation. There can be no assurance that natural gas supply to our Chilean facilities will not be impacted in the future.

      In Trinidad, we own the 850,000 tonne per year Titan plant and the 1.7 million tonne per year Atlas plant in a joint venture with BP. Natural gas for Titan and Atlas is supplied under long-term contracts with the Trinidad state-owned energy company which terminate in 2014 and 2024, respectively. Although Titan and Atlas are located close to other natural gas reserves in Trinidad, which we believe we could access after the expiration or early termination of these natural gas supply contracts, we cannot provide assurance that we would be able to secure access to such natural gas under long-term contracts on commercially acceptable terms.

      In New Zealand, the reduction in our natural gas entitlements forced the shut down of the Motunui site at the end of November 2004. The Motunui site represents 1.9 million tonnes of our total New Zealand operating capacity of 2.4 million tonnes. We are presently operating the 530,000 tonne per year Waitara Valley plant at full capacity. We have sufficient natural gas contracted for 2005 to produce about 400,000 tonnes of methanol from this plant. We continue to seek other supplies of natural gas to supplement this production and to extend the life of the New Zealand plants; however, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms.

      Natural gas for our 500,000 tonne per year Kitimat facility is currently purchased on a short term basis. North American natural gas prices are set in a competitive market and can fluctuate widely. Any sustained increase in natural gas prices would adversely affect the operating margins and competitive position of our Kitimat facility.

Our business is subject to many operational risks for which we may not be adequately insured.

      Substantially all of our revenues are derived from the sale of methanol produced at our plants. Our business is subject to the risks of operating methanol production facilities, such as unforeseen equipment breakdowns, interruptions in the supply of natural gas and other feedstocks, power failures, loss of port facilities or any other event, including any event beyond our reasonable control, which could result in a prolonged shutdown of any of our plants or impede our ability to deliver methanol to our customers. A prolonged plant shutdown at any of our major facilities could materially affect our revenues and operating income. Additionally, disruptions in our distribution system could materially adversely affect our revenues and operating income. Although we maintain insurance, including business interruption insurance, we cannot provide assurance that we will not incur losses beyond the limits of, or outside the coverage of, such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot provide assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

We cannot provide assurance that we will be able to complete current capital projects on time or on budget, or at all.

      We are currently constructing Chile IV, an 840,000 tonne per year expansion of our methanol production hub in Chile. We are planning to start up Chile IV at the end of the first quarter of 2005. We cannot provide assurance that the anticipated cost of constructing Chile IV will not be exceeded or that it will commence operations within the contemplated schedule, if at all. Our inability to complete Chile IV on time and on budget could have an adverse effect on our financial performance.

We are subject to risks inherent in foreign operations.

      We currently have substantial operations outside of North America, including in Chile, Trinidad, New Zealand, Europe and Asia. We are subject to risks inherent in foreign operations such as: loss of revenue, property and equipment as a result of expropriation, nationalization, war, insurrection and other political risks; increases in duties, taxes and governmental royalties and renegotiation of contracts with governmental entities; as well as changes in laws and policies governing operations of foreign-based companies.

      In addition, because we derive substantially all of our revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to us may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

      Trade in methanol is subject to import duties in certain jurisdictions. New Zealand methanol sold in the US is subject to a duty of 6.8%. Methanol sold in China from any of our producing regions is subject to a duty of 5.5%. Although we do not currently pay any duties in any other major market to which we export product, we cannot assure you that such duties will not be levied in the future or, if levied, that we would be able to mitigate the impact of such duties.

We are exposed to fluctuations in foreign currencies.

      The dominant currency in which we conduct business is the US dollar which is also our reporting currency. The most significant component of our costs are natural gas for feedstock and ocean shipping and substantially all of these costs are incurred in US dollars. Certain of our underlying operating costs and capital expenditures, however, are incurred in currencies other than the US dollar, principally the New Zealand dollar, the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar and the Euro. We are exposed to increases in the value of these currencies that could have the effect of increasing the US dollar equivalent of cost of sales and operating expenses and capital expenditures. A portion of our revenue is earned in Euros and British pounds. We are exposed to declines in the value of these currencies compared to the US dollar which could have the effect of decreasing the US dollar equivalent of our revenue.

Competition from other methanol producers is intense and could reduce our market share and harm our financial performance.

      The methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions principally on the delivered price of methanol and reliability of supply. Some of our competitors are not dependent for revenues on a single product and some have greater financial resources than we do. Our competitors also include state-owned enterprises. These competitors may be better able than we are to withstand price competition and volatile market conditions.

Government regulations relating to the protection of the environment could increase our costs of doing business.

      The countries in which we operate have laws and regulations to which we are subject governing the environment and the sustainable management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with any of these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.

      Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. These laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts which complied with applicable laws at the time such acts were performed. The operation of chemical manufacturing plants exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur material costs or liabilities.

DIVIDENDS

      Dividends are payable to the holders of common shares of the Company if, as and when declared by our Board of Directors out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the Board of Directors may, from time to time, determine. The Company’s current dividend policy is designed so that the Company maintains conservative financial management appropriate to the highly cyclical nature of the methanol industry in order to preserve financial flexibility and creditworthiness.

      In July 2002, the Company initiated the payment of a quarterly dividend on our common shares. The first quarterly dividend of US$0.05 per share was paid on September 30, 2002. In 2003, the dividend was increased and the first quarterly dividend of US$0.06 per share was paid on September 30, 2003. In 2004, the dividend was further increased and the first quarterly dividend of US$0.08 per share was paid on September 30, 2004.

      Our Board periodically considers other forms of distributions when general business conditions, financial results, capital requirements and other relevant factors warrant and, in that context, a special dividend of US $0.25 per share was paid on February 14th, 2003.

      The following table sets out the total amount of dividends per share paid on our common shares in each of the last three most recently completed financial years:

	Total Dividends
Financial Year Ended	Paid Per Share
December 31, 2002	US $	0.10
December 31, 2003	US $	0.47
December 31, 2004	US $	0.28

      Under a covenant set out in the indenture to our 7.75% notes due August 15, 2005, the Company can pay cash dividends or make other shareholder distributions to the extent that Consolidated Net Worth (as defined in the indenture), which approximates our shareholders’ equity plus $200 million, is equal to or greater than $850 million. As at December 31, 2004, the Consolidated Net Worth was approximately $1,149 million. If Consolidated Net Worth is less than $850 million then the Company is limited to declaring and paying a maximum of $30 million of dividends in any twelve-month period.

CAPITAL STRUCTURE

      The Company is authorized to issue an unlimited number of common shares without nominal or par value and 25,000,000 preferred shares without nominal or par value.

      Holders of common shares are entitled to: receive notice of and attend all annual and special meetings and to one vote in respect of each common share held; receive dividends if, as and when declared by our Board of Directors; and participate rateably in any distribution of the assets of the Company in the event of liquidation, dissolution or winding up.

      Preferred shares may be issued in one or more series and the directors may fix the designation, rights, restrictions, conditions and limitations attaching to the shares of each such series. Currently, there are no preferred shares outstanding.

      Our by-laws provide that at any meeting of our shareholders a quorum shall be two persons present in person or represented by proxy holding shares representing not less than 20% of the votes entitled to be cast at the meeting. Nasdaq’s listing standards require a quorum for shareholder meetings to be not less than 33 1/3% of a company’s outstanding voting shares. As a foreign private issuer and because our quorum requirements are consistent with practices in Canada, our home country, under Nasdaq rules we are not subject to Nasdaq’s quorum requirement.

      We have a stock option plan under which options to purchase our common shares may be granted from time to time to our employees and directors and to employees and directors of our subsidiaries. In March 2005, we amended the plan to clarify that for purposes of the plan our subsidiaries may include subsidiaries that we do not wholly-own. Nasdaq’s listing standards generally require shareholder approval when a stock option plan is to be materially amended. The rules and policies of the Toronto Stock Exchange, our home country marketplace, require shareholder approval for certain types of amendments to stock option plans, but we have been advised by the Toronto Stock Exchange that it does not require approval by our shareholders for the amendment to our plan, and it would not be consistent with practices in our home country for us to seek shareholder approval where such approval is not required. Consequently, under Nasdaq’s rules we are not subject to Nasdaq’s shareholder approval requirements.

RATINGS

      The following table sets forth the ratings assigned to the Company’s unsecured debt and bank facility by Standard & Poor’s Rating Services (“S&P”), Moody’s Investor Services, Inc. (“Moody’s”) and Fitch Ratings (“Fitch”).

Security	S&P (1)	Moody’s (2)	Fitch (3)
Senior Unsecured Debt	BBB-	Ba1	BBB
Unsecured Bank Facility	—	Ba1	—

(1)	S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is the fourth highest of eleven categories. According to the S&P rating system, debt securities rated BBB have adequate capacity to pay interest and repay principal. While an obligor rated BBB normally exhibits adequate protection parameters, adverse economic conditions, or changing circumstances are more likely to weaken capacity to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

(2)	Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba is the fifth highest of nine categories and denotes obligations judged to have speculative elements and its future cannot be considered as well-assured. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

(3)	Fitch credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by Fitch is the fourth highest of twelve categories and is assigned to debt securities considered to be good credit quality and low expectation of credit risk. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category. The plus/minus grades are not added for the “AAA” category, or categories below “CCC”.

     Credit ratings are intended to provide investors with an independent measure of the quality of an issue of securities. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the securities, in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this Annual Information Form.

MARKET FOR SECURITIES

      Our common shares are listed on the Toronto Stock Exchange in Canada (trading symbol: MX) and are quoted through the Nasdaq National Market in the US (trading symbol: MEOH). The following table sets out the market price ranges and trading volumes of our common shares on the Toronto Stock Exchange as well as for the Nasdaq National Market for each month of our most recently completed financial year (January 1, 2004 through December 31, 2004).

2004 Trading Volumes

The Toronto Stock Exchange				Nasdaq National Market
Ticker: MX				Ticker: MEOH

	High	Low	Volume		High	Low	Volume
	(Cdn. dollars)	(Cdn. dollars)	(millions)		(US dollars)	(US dollars)	(millions)
January	16.08	13.91	11.30	January	12.54	10.92	5.75
February	15.71	14.45	5.78	February	11.84	10.84	4.08
March	15.80	14.24	7.74	March	12.11	10.61	3.82
April	15.68	14.60	10.29	April	11.82	10.83	8.33
May	16.72	15.00	16.52	May	12.29	10.80	4.68
June	18.44	16.34	19.67	June	13.50	11.94	4.83
July	18.40	15.20	12.98	July	13.88	11.68	5.07
August	17.85	16.35	10.12	August	13.66	12.24	8.04
September	19.00	16.45	14.05	September	15.08	12.71	8.29
October	19.54	18.01	10.25	October	15.90	14.34	5.00
November	20.98	18.50	7.05	November	17.81	15.50	5.81
December	22.70	19.61	8.72	December	18.50	16.02	5.10

      On May 17, 2004, the Company commenced a normal course issuer bid under which we could repurchase up to 6,143,543 common shares. In November 2004, the bid was modified to raise the maximum number of shares to be repurchased to 12,178,092. The bid will terminate on the earlier of May 16, 2005 and the date when we have acquired the maximum number of common shares allowed under the bid or otherwise decided not to make further purchases.

DIRECTORS AND EXECUTIVE OFFICERS

      The following sets forth the names and municipalities of residence of the directors and executive officers of the Company, the offices held by them in the Company, their current principal occupations, their principal occupations during the last five years and, in the case of the directors, the month and year in which they became directors:

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years	Director Since

AITKEN, BRUCE	Director and President	President and Chief Executive	July 2004
Vancouver, British Columbia Canada	& Chief Executive Officer	Officer of the Company since May 2004; prior thereto President and Chief Operating Officer of the Company since September 2003; prior thereto Senior Vice President, Asia Pacific of the Company since September 1999.

BALLOCH, HOWARD (2)(4)	Director	President of The Balloch	December 2004
Beijing China		Group(6) since July 2001; prior thereto Canadian Ambassador to the People’s Republic of China since February 1996.

CHOQUETTE, PIERRE	Chairman of the Board	Corporate Director. Chairman	October 1994
Vancouver, British Columbia Canada	and Director	of the Board and Chief Executive Officer of the Company from September 2003 to May 2004; prior thereto President and Chief Executive Officer of the Company since October 1994.

FINDLAY, ROBERT B. (2)(3)(5)	Director	Corporate Director. Prior to	July 1994
West Vancouver, British Columbia Canada		October 1997 was President and Chief Executive Officer of MacMillan Bloedel Limited.

GREGSON, BRIAN D. (1)(5)	Director	Corporate Director. Prior to	July 1994
Vancouver, British Columbia Canada		July 1995 was Chairman of Barbican Properties Inc.

LAWRENCE, R.J. (JACK) (2)(3)	Director	Chairman of Lawrence &	January 1995
Toronto, Ontario Canada		Company Inc.(7) since November 1995.

MORTON, DAVID (2)(3)(4)	Director	Corporate Director. Chairman	January 1995
Westmount, Quebec Canada		of Alcan Aluminium Limited from 1989 to 1995.

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years	Director Since

POOLE, A. TERENCE (1)(4)	Director	Executive Vice President,	September 2003,
Calgary, Alberta Canada		Corporate Strategy and Development of NOVA Chemicals Corporation(8) since May 2000; prior thereto Executive Vice President, Finance and Strategy of NOVA Chemicals Corporation since July 1998.	and from February 1994 to June 2003

REID, JOHN M. (1)(2)	Director	President and Chief Executive	September 2003
Vancouver, British Columbia Canada		Officer of Terasen Inc.(9) since November 1997.

SLOAN, MONICA E. (3)(5)	Director	Managing Director and Chief	September 2003
Calgary, Alberta Canada		Executive Officer of Intervera Ltd.(10) since January, 2004; prior thereto an Independent Consultant for ME Sloan Associates since October 1999.

SWEENEY, GRAHAM D. (1)(4)(5)	Director	Corporate Director. Prior to	July 1994
Sarnia, Ontario Canada		October 1995 was President and Chief Executive Officer of Dow Chemical Canada Inc.

WEXLER, ANNE L. (2)(3)(4)	Director	Chairman of the Executive	January 2001
Washington, D.C. USA		Committee of Wexler & Walker Public Policy Associates(11) (formerly The Wexler Group) since January 2000; prior thereto Chairman and Chief Executive Officer of The Wexler Group since 1981.

(1)	Member of the Audit, Finance and Risk Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Human Resources Committee.

(4)	Member of the Public Policy Committee.

(5)	Member of the Responsible Care Committee.

(6)	The Balloch Group is a private consultancy firm specializing in Chinese and other Asian markets.

(7)	Lawrence & Company Inc. is an investment management company.

(8)	NOVA Chemicals Corporation is a commodity chemical company.

(9)	Terasen Inc. is an energy distribution and transportation company which also provides utility and energy products and services.

(10)	Intervera Ltd. is a company which provides data quality products and services to the energy industry.

(11)	Wexler & Walker Public Policy Associates is a private government relations consulting firm.

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years

CAMERON, IAN P.	Senior Vice President,	Senior Vice President, Finance and
Vancouver, British Columbia Canada	Finance and Chief Financial Officer	Chief Financial Officer of the Company since January 1, 2003; prior thereto Vice President, Finance of the Company since September 1999.

DUFFY, GERRY F.	Senior Vice President,	Senior Vice President, Global Marketing
Vancouver, British Columbia Canada	Global Marketing and Logistics	and Logistics of the Company since September 2000; prior thereto Vice President, Global Marketing of the Company since September 1999.

GORDON, JOHN K.	Senior Vice President,	Senior Vice President, Corporate
Vancouver, British Columbia Canada	Corporate Resources	Resources of the Company since September 1999.

KRAUSE, RODOLFO L.	Senior Vice President,	Senior Vice President, Latin America
Santiago Chile	Latin America and Global Manufacturing	and Global Manufacturing of the Company since September 1999.

MACDONALD, MICHAEL G.	Senior Vice President,	Senior Vice President, Technology and
Vancouver, British Columbia Canada	Technology and Corporate Development	Corporate Development of the Company since January 2004; prior thereto Senior Vice President, Technology and Emerging Markets of the Company since October 2002; prior thereto Vice President, Planning and Strategic Development of the Company since September 1999.

MILNER, RANDY M.	Senior Vice President,	Senior Vice President, General Counsel
Vancouver, British Columbia Canada	General Counsel and Corporate Secretary	and Corporate Secretary of the Company since October 2002; prior thereto Assistant General Counsel and Corporate Secretary of the Company since June 2000; prior thereto Corporate Counsel and Assistant Corporate Secretary of the Company since March 1998.

      As at December 31, 2004, the directors and executive officers of the Company owned, directly or indirectly, or exercised control of or direction over 1,005,369 common shares representing approximately 0.84% of the outstanding common shares as at December 31, 2004.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

      Since the commencement of the most recently completed financial year of the Company no director or executive officer of the Company, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Company’s voting securities or any associate or affiliate of such persons, has had any material interest in any transaction involving the Company.

      In a transaction which occurred in 2003, NOVA Chemicals Corporation indirectly disposed of 37,946,876 of our common shares by way of secondary offering and the Company repurchased the remaining 9,000,000 common shares indirectly owned by NOVA (the “Repurchase Transaction”). As an officer of NOVA, Mr. A. Terence Poole had a material interest in the Repurchase Transaction. Mr. Poole was, at the time of the Repurchase Transaction, and is now a director of the Company. Mr. R.J. (Jack) Lawrence, who is a director of the Company, is the Chairman of Lawrence & Company Inc., an investment management company. Lawrence & Company Inc. purchased common shares under the secondary offering on its own behalf and on behalf of certain funds managed by it. Accordingly, Mr. Lawrence had a material interest in the Repurchase Transaction.

EXPERTS

      KPMG LLP, Chartered Accountants, Vancouver, were the auditors of the Company for the year ended December 31, 2004 and prepared and executed the audit report accompanying the annual financial statements.

LEGAL PROCEEDINGS

      The Company is involved in a claim for damages under the provisions of the North American Free Trade Agreement (“NAFTA”) as a result of California’s decision to ban MTBE which is more fully described under “Demand Factors” on page 9. The amount of damages specified in our original notice of arbitration, dated December 2, 1999, was $970 million. The proceeding is being conducted by a NAFTA tribunal under UNCITRAL arbitration rules. The principal party contesting our claim is The United States of America. In June 2004, a hearing was held relating to both jurisdictional issues and the merits of our claim. At present, we are awaiting the tribunal’s findings and cannot determine what the final disposition of our NAFTA claim will be.

AUDIT COMMITTEE INFORMATION

The Audit Committee Charter

      The Audit, Finance and Risk Committee meets with the financial officers of the Company and the independent auditors to review and inquire into matters affecting financial reporting, financial controls and procedures, the system of internal accounting, audit procedures and plans, and recommends to the Board the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities, and also reviews with management and reports to the Board on the financing plans and objectives of the Company, the risks inherent in the Company’s business and risk management programs relating thereto. This Committee is also responsible for reviewing and reporting to the Board on matters relating to the funding and investment of funds of the Company’s pension plans.

      The Committee’s Mandate sets out its responsibilities and duties. A copy of the Committee’s Mandate is attached hereto as Appendix “A”.

Composition of the Audit Committee

      The Committee is comprised of four directors: Brian Gregson (Chair), A. Terence Poole, John Reid and Graham Sweeney. Each Committee member is independent and financially literate. Mr. Poole is designated as the “audit committee financial expert.” The US Securities and Exchange Commission has indicated that the designation of Mr. Poole as an audit committee financial expert does not make Mr. Poole an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Poole that are greater than those imposed on members of the Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Committee.

Relevant Education and Experience

      The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by the Company to prepare its annual and interim financial statement.

Mr. Brian Gregson

      Mr. Gregson has acquired significant experience and exposure to accounting and financial reporting issues in various capacities during his 42 year career with the Royal Bank of Canada. Prior to his retirement in 1991 Mr. Gregson held senior positions with the Royal Bank including Senior Executive Vice President and Senior Credit Officer, Executive Vice President, Special Loans and Executive Vice President, Finance and Investment. After leaving the Royal Bank, Mr. Gregson was Chairman of Barbican Properties Inc., a real estate company. Mr. Gregson has studied at the Banff School of Advanced Management, the Tuck Business School at Dartmouth University and has attended various American Management Association courses.

      Mr. Gregson has chaired the Committee since October 1994.

Mr. A. Terence Poole

      Mr. Poole is Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation (“NOVA”), a commodity chemical company with international operations. Prior to his current position Mr. Poole held the position of Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000, Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998 and other senior financial positions with NOVA Corporation from 1988. He has worked at other large public companies in various financial and business management capacities since 1971.

      Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce from Dalhousie University. Mr. Poole is a Member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a Member of the Financial Executives Institute.

Mr. John Reid

      Mr. Reid has held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company, since November 1997. Prior to his current position, Mr. Reid was Executive Vice President and Chief Financial Officer of Terasen Inc. Prior to joining Terasen, Mr. Reid was the President and Chief Executive Officer of Scott Paper. He also held various other senior positions at Scott Paper including Corporate Vice President, Finance and Controller.

      Mr. Reid is a Chartered Accountant and holds an Economics Degree from the University of Newcastle upon Tyne in the United Kingdom and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.

      Mr. Reid also serves on the board of Terasen Inc., the Conference Board of Canada and the Board of Governors of the University of British Columbia. He is also a member of the Canadian Council of Chief Executives and the Business Council of British Columbia.

Mr. Graham Sweeney

      Mr. Sweeney, is a corporate director. During his career at Dow Chemical Company, Mr. Sweeney held the position of President and Chief Executive Officer of Dow Chemical Canada Inc., for three years and prior to that held Vice President and senior executive positions with the Dow Chemical Company in Asia and the USA. In so doing, he acquired significant experience and exposure to accounting and financial reporting issues.

      Mr. Sweeney holds a Bachelor of Science (Chemical Engineering) from the University of Natal, South Africa and has served on the Audit Committee since May 1996.

Pre-approval policies and procedures

      The Company’s Audit Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP, the Company’s external auditors, are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.

      All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.

Audit and Non-Audit Fees Paid to the Independent Auditors

      KPMG LLP, Chartered Accountants, Vancouver, are the independent auditors of the Company and the holders of the Company’s common shares have resolved to have the directors of the Company determine the auditor’s remuneration. Fees to KPMG LLP during the years ended December 31, 2004 and December 31, 2003 were as follows:

US$000’s	2004	2003
Audit Fees	346	388
Audit-Related Fees	77	60
Tax Fees	168	242
All Other Fees	—	—
Total	591	690

      The nature of each category of fees is described below.

Audit Fees:

      Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit-Related Fees:

      Audit-related fees were paid for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls; and consultations as to the accounting or disclosure treatment of other transactions.

Tax Fees:

      Tax fees were paid for professional services rendered for tax compliance, tax advice and tax planning. These services consisted of: tax compliance including the review of tax returns; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation.

TRANSFER AGENT AND REGISTRAR

      The transfer agent for our common shares is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia.

CONTROLS AND PROCEDURES

      Disclosure controls and procedures are defined by the US Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in the Company’s filings under the US Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as of December 31, 2004 and have determined that such disclosure controls and procedures are effective.

      No change in internal control over financial reporting occurred during the financial year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.

      The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

CODE OF ETHICS

      The Company has adopted a code of ethics that applies to directors, officers and employees including its principal executive officer, principal financial officer and principal accounting officer. A copy of the Company’s code, entitled “Code of Business Conduct”, can be found on the Company’s website at www.methanex.com.

ADDITIONAL INFORMATION

      The Company will provide to any person or company, upon request to the Corporate Secretary of the Company at the address set forth below:

(a)	when the securities of the Company are in the course of a distribution under a preliminary short-form prospectus or a short-form prospectus,

(i)	one copy of the Information Circular of the Company dated March 4, 2005 for the Annual General Meeting of the Company to be held on May 5, 2005;

(ii)	one copy of this AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this AIF;

(iii)	one copy of the comparative financial statements of the Company for the year ended December 31, 2004 together with the accompanying report of the auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2004;

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus and are not required to be provided under (i) to (iii) above; or

(b)	at any other time, one copy of any of the documents referred to in (a)(i), (iii) and (iv) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Company.

      Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular dated March 4, 2005 relating to the Annual General Meeting of the Company to be held on May 5, 2005.

      Additional financial information about the Company is provided in Methanex’s financial statements and management’s discussion and analysis for the year ended December 31, 2004.

      Copies of the documents referred to above may be obtained upon request from:

Methanex Corporation
Randy Milner
Senior Vice President, General Counsel and Corporate Secretary
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1
Telephone: 604 661 2600
Facsimile: 604 661 2602
E-mail: rmilner@methanex.com

Additional information relating to the Company may be found on the SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov.

APPENDIX “A”

METHANEX CORPORATION

AUDIT, FINANCE AND RISK COMMITTEE MANDATE

1.	Creation

      A committee of the directors to be known as the “Audit, Finance and Risk Committee” (hereinafter referred to as the “Committee”) is hereby established.

2.	Purpose and Responsibility

      The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the external auditor’s qualifications and independence; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.

      The Committee’s role is one of oversight. It is the responsibility of the Corporation’s management to plan audits and to prepare consolidated financial statements in accordance with generally accepted accounting principles, and it is the responsibility of the Corporation’s external auditor to audit these financial statements. Therefore, each member of the Committee, in exercising his or her business judgment, shall be entitled to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information, and on the accuracy of the financial and other information provided to the Committee by such persons or organizations. The Committee does not provide any expert or other special assurances as to the Corporation’s financial statements or any expert or professional certification as to the work of the Corporation’s external auditor. In addition, all members of the Committee are equally responsible for discharging the responsibilities of the Committee and the designation of one member as an “audit committee financial expert” pursuant to the Applicable Rules (as defined below) is not a statement of intention by the Corporation to impose upon such designee duties, obligations or liability greater than those imposed on such a director in the absence of such designation.

3.	Committee Membership

Composition of the Committee	a) The Committee must be composed of a minimum of three directors.

Appointment and Term of Members	b) The members of the Committee must be appointed or reappointed at the organizational meeting of the Board concurrent with each Annual Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

Financial Literacy and Independence	c) Each member of the Committee shall meet the independence and experience requirements, and at least one member of the Committee shall qualify as an “audit committee financial expert”. These requirements shall be in accordance with the applicable rules and regulations (the “Applicable Rules”) of the Canadian Securities Administrators, the U.S. Securities and Exchange Commission, the Toronto Stock Exchange and the Nasdaq Stock Market.

Appointment of Chairman and Secretary	d) The Board or, if it does not do so, the members of the Committee, must appoint one of their members as Chairman. If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting must be chosen by the Committee from the Committee members present. The Chairman presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director.

Use of Outside Experts	e) Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting, or other experts, the Chairman shall, at the request of the Committee, engage the necessary experts at the Corporation’s expense. The Board must be kept apprised of both the selection of the experts and the experts’ findings through the Committee’s regular reports to the Board.

4.   Meetings

Time, Place and Procedure of Meetings	a) The time and place of Committee meetings, and the procedures for the conduct of such meetings, shall be determined from time to time by Committee members, provided that:

Quorum	i) a quorum for meetings must be three members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;

Quarterly Meetings	ii) the Committee must meet at least quarterly;

Notice of Meetings	iii) notice of the time and place of every meeting must be given in writing or by facsimile to each member of the Committee and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;

Waiver of Notice	iv) a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

Attendance of External Auditors	v) the external auditors are entitled to attend each meeting at the Corporation’s expense;

Meeting with Financial Management	vi) the Committee will, at least annually, meet with senior financial management, including the Chief Financial Officer and the Corporate Controller, without other members of management present;

Calling a Meeting	vii) a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman or Chief Executive Officer of the Corporation, by any member of the Committee or the external auditors; and

Committee Determines Attendees	(viii) notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Corporation’s outside counsel or external auditor to be present or not present at any part of the Committee meeting;

Reports to the Board	b) The Committee shall make regular reports to the Board.

5.	Duties and Responsibilities of the Committee

1)	Financial Statements and Disclosure

Annual Report and Disclosures*	a) Review and discuss with management and the external auditor, and recommend for approval by the Board, the Corporation’s annual report, Annual Information Form, audited Annual Financial Statements, annual Management’s Discussion and Analysis, Management Information Circular and all financial statements in prospectuses or other offering documents.

Prospectuses*	b) Review and recommend for approval by the Board all prospectuses and documents which may be incorporated by reference into a prospectus, including without limitation, material change reports and proxy circulars.

Quarterly Interim Reports and Disclosures	c) Review, discuss with management and the external auditor and approve the Corporation’s interim reports, including the quarterly financial statements, interim Management’s Discussion and Analysis and press releases on quarterly and year end financial results, prior to public release.

Accounting Policies and Estimates	d) Review and approve all accounting policies and estimates that would have a significant effect on the Corporation’s financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:
i) any areas of management judgment and estimates that may have a critical effect on the financial statements;
ii) the effect of using alternative accounting treatments which are acceptable under Canadian and US GAAP;
iii) the appropriateness, acceptability, and quality of the Corporation’s accounting policies; and
iv) any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences.

Non-GAAP Financial Information	e) Discuss with management the use of “pro forma” or “non-GAAP information” in the Corporation’s continuous disclosure documents.

Regulatory and Accounting Initiatives	f) Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation’s financial statements.

Litigation	g) Discuss with the Corporation’s General Counsel, and with external legal counsel if necessary, any litigation, claim or other contingency (including tax assessments), that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

Financing Plans	h) Review the financing plans and objectives of the Corporation, as received from and discussed with management.

2)	Risk Management and Internal Control

Risk Management Policies*	a) Review and recommend for approval by the Board changes considered advisable, after consultation with management, to the Corporation’s policies relating to:
i) the risks inherent in the Corporation’s businesses, facilities and strategic direction;
ii) financial risks including foreign exchange, interest rate and investment of cash;
iii) overall risk management strategies and the financing of risks including insurance coverage in the context of competitive and operational considerations;

iv) the risk retention philosophy and the resulting uninsured exposure of the Corporation; and
v) shipping risk

Risk Management Processes	b) Review with management at least annually the Corporation’s processes to identify, monitor, evaluate, and address important enterprise-wide business risks.

Adequacy of Internal Controls	c) Review at least quarterly, the results of management’s evaluation of the adequacy and effectiveness of internal controls within the Corporation in connection with the certifications signed by the CEO and CFO. Management’s evaluation will include a review of:
i) policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect material financial statement misstatements due to fraud and error; and
ii) internal control recommendations of the external auditors and arising from the results of the internal audit procedures; including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls.

Financial Risk Management	d) Review with management activity related to management of financial risks to the Corporation, including hedging programs.

3)	External Auditors

Appointment and Remuneration	a) Review and recommend to the Board:
i) the selection, evaluation, reappointment or, where appropriate, replacement of external auditors; and
ii) the nomination and remuneration of external auditors to be appointed at each Annual Meeting of Shareholders.

Resolving Disagreements	b) Resolve any disagreements between management and the external auditor regarding financial reporting.

Direct Reporting to Committee	c) The external auditors shall report directly to the Committee and the Committee has the authority to communicate directly with the external auditors.

Quality Control and Independence	d) Review a formal written statement requested at least annually from the external auditor describing:
i) the firm’s internal quality control procedures;

ii) any material issues raised by the most recent internal quality control review, peer review of the firm; or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits of the Corporation carried out by the firm;
iii) any steps taken to deal with any such issues; and
iv) all relationships between the external auditors and the Corporation.
The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm’s quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor based on the independence requirements of the Applicable Rules. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board.

External Audit Plan	e) Review and approve the external audit plan and enquire as to the extent the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. Any significant recommendations made by the auditors for the strengthening of internal controls will be reviewed.

Rotation of Senior Audit Partner	f) Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law.

Remuneration of External Auditors	g) Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation which are to be provided by the external auditor in accordance with the Corporation’s Audit and Non-audit Services Pre-Approval Policy which is to be annually reviewed and approved by the Committee.

Restrictions on Hiring Employees of External Auditor	h) Ensure the establishment of policies relating to Corporation’s hiring of employees of or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law.

Meeting with Auditors and Management	i) The committee should meet with the external auditors without management present and discuss any issues related to performance of the audit work, any restrictions, and any significant disagreement with management. The Committee should also meet separately with Management to discuss the same matters as those discussed with the external auditors.

4)	Internal Audit

Internal Audit Plans	a) Review and approve the annual Internal Audit Plan and objectives.

Audit Findings and Recommendations	b) Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls.

Meeting with Auditors	c) The Committee will meet, without management present, with representatives of the accounting firm that executed the annual Internal Audit Plan.

5)	Pension Plans

      With respect to all investing and funding aspects of all defined benefit corporate sponsored pension plans of the Corporation and its wholly-owned subsidiaries that have estimated actuarial liabilities in excess of US$ 5 million (collectively the “Retirement Plans”):

Constitute Pension Committees	a) Annually constitute Committees (the “Pension Committees”) with responsibility for the investment activities of the Retirement Plans’ trust funds;

Statements of Pension Investment Policy and Procedures	b) Review the Corporation’s Statement of Pension Investment Policy for the Retirement Plans’ trust funds at least annually but in any event whenever a major change is apparent or necessary;

Amendments to Retirement Plans and Material Agreements	c) Review and recommend to the Board any amendments to the Retirement Plans’ trust agreements and any material document written or entered into pursuant to the Retirement Plans’ trust agreements;

Appointment of Auditors, Actuaries, and Investment Managers	d) Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension Committees regarding appointment of investment managers and actuaries of the Retirement Plans;

Retirement Plan Financial Statements	e) Review and approve the annual financial statements of the Retirement Plans, and related trust funds, and the auditors’ reports thereon;

Retirement Plan Report*	f) Review and recommend for approval by the Board, the annual report on the operation and administration of the Retirement Plans and related trust funds;

Terms of Reference of the Pension Committees	g) Review and recommend to the Board for approval the Terms of Reference of the Pension Committees (to be approved jointly with the Human Resources Committee of the Board) and any amendments thereto.

Delegation to the Pension Committees	h) Approve the delegation of certain responsibilities to members of the Pension Committees;

Actuarial Reports and Funding Assumptions	i) Review the actuarial reports on the Retirement Plan as required by applicable regulations, any special actuarial reports, and the funding assumptions to be used in preparing the reports; and

      With respect to all investing and funding aspects of all defined contribution pension plans and defined benefit pension plans that have estimated actuarial liabilities of less than US$ 5 million of the wholly-owned subsidiaries of the Corporation (other Retirement Plans”):

Other Retirement Plans Report	j) Receive from management and review with the Board, at least annually, a report on the operation and administration of other Retirement Plans’ trust funds, including investment performance; and

Delegation of Authority	k) Administer and delegate to sub-committees as considered advisable all other matters related to other Retirement Plans’ trust funds to which the Committee has been delegated authority.

6.	General Duties

Code of Business Conduct Compliance	a) Obtain a report at least annually from the Senior Vice President, General Counsel & Corporate Secretary on the Corporation’s and its subsidiary/foreign affiliated entities’ conformity with applicable legal and ethical compliance programs (e.g., the Corporation’s Code of Business Conduct).

Code of Ethics	b) Review and recommend to the Board for approval a code of ethics for senior financial officers.

Compliance Reporting Process	c) Ensure that a process and procedure has been established by the Corporation for receipt, retention, and treatment of complaints regarding non-compliance with the Corporation’s Code of Business Conduct, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees.

Regulatory Matters	d) Discuss with management and the external auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation’s compliance policies.

Disclosure Policy*	e) Review annually and recommend to the Board for approval, the Corporation’s Disclosure policy. In particular, the Committee will review annually the Corporation’s procedures for public disclosure of financial information extracted or derived from the Corporation’s financial statements.

Related Party Transactions	f) Review and approve all related party transactions.

Mandate Review*	g) Review and recommend for approval changes considered advisable based on the Committee’s assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board for approval.

Annual Evaluation	h) The Committee will conduct an annual evaluation to ensure that it has satisfied its responsibilities in the prior year in compliance with this mandate.

*	Board approval required